UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2022

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	WPP appoints Simon Dingemans to the Board dated 31 January 2022, prepared by WPP plc.

FOR IMMEDIATE RELEASE	31 JANUARY 2022

WPP PLC ("WPP")

WPP appoints Simon Dingemans to the Board

WPP today announces the appointment of Simon Dingemans to its Board as a Non-Executive Director, with immediate effect.

Simon is a Senior Advisor at global investment firm The Carlyle Group (NASDAQ: CG), with a focus on the healthcare sector as well as investment opportunities in the UK.

Prior to joining Carlyle, Simon was Chief Financial Officer of GlaxoSmithKline plc (LSE: GSK) and a member of the main board from 2011 to 2019, where he drove extensive restructuring and change programmes that delivered significant financial and operational efficiencies.  He also led a number of significant strategic transactions.  As CFO, he was responsible for leading Finance and a variety of other functions including Procurement, Real Estate and Technology, including Cyber Security.

Prior to GSK, Simon worked in investment banking for 25 years at SG Warburg and then Goldman Sachs, where he was Managing Director and Partner for 10 years as a leader of their European M&A business and Head of UK Investment Banking. Simon served as Non-Executive Chair of the Financial Reporting Council in 2019/20. He previously also served as Chairman of the 100 Group which represents the views of Finance Directors in the FTSE 100 and a number of large UK private companies.

Commenting on the appointment, Roberto Quarta, Chairman of WPP, said: "We are delighted to welcome Simon to WPP. His insight from a varied and distinguished career, combining both operational and financial experience, will be invaluable to the Board as WPP continues its transformation and strategic progress."

Simon commented: "WPP is the global leader in its sector with a clear strategy for continued success and value-creation. I am very much looking forward to being part of the transformation journey and supporting the future growth of the company."

Simon will serve as a member of the Audit Committee upon joining the Board.

OAM: Additional Regulatory Information
WPP LEI: 549300LSGBXPYHXGDT93

Balbir Kelly-Bisla
Company Secretary
31 January 2022

Notes

1.  As Non-Executive Director of WPP plc, Simon Dingemans will receive standard annual fees of £85,000 per annum and an additional £20,000 per annum, as a member of the Audit Committee.

2.  The Board has determined that Simon Dingemans will be an independent Non-Executive Director, in accordance with the UK Corporate Governance Code.

Further information
Chris Wade, WPP +44 (0)20 7282 4600

Buchanan Communications

Richard Oldworth, +44 (0)20 7466 5000   /   +44 (0)7710 130 634

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 31 January 2022.	By: ______________________
Balbir Kelly-Bisla
Company Secretary